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19005811

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 2 7 2019

Washington DC
402

SEC FILE NUMBER

8-43788

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                               MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alliance Financial Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5950 Berkshire Lane, Suite 1060**

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

| Dallas | TX | 75225 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack D Liston III                                                       214-750-4400

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Spicer Jeffries, LLP**

(Name – *if individual, state last, first, middle name*)

| 4601 DTC Blvd, Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)



# OATH OR AFFIRMATION

I, Jack D Liston III _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Alliance Financial Group, Inc. _____ , as
of December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
_____

_____
Signature

_____
President
Title

_____
Notary Public

**KELLY BRACKNELL RUTLEDGE**
Notary ID #701066
My Commission Expires
November 7, 2022

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALLIANCE FINANCIAL GROUP, INC.

## TABLE OF CONTENTS



## SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alliance Financial Group, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Alliance Financial Group, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Spicer Jeffries LLP*

We have served as Alliance Financial Group, Inc.'s auditor since 2013.

Denver, Colorado
February 19, 2019



# ALLIANCE FINANCIAL GROUP, INC.

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2018

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents (Note 1) | $ | 125,762 |
| Due from clearing brokers and others | | 37,221 |
| Deposits with clearing brokers | | 101,957 |
| Equipment and leasehold improvements at cost, | | |
| net of accumulated depreciation of $85,031 | | 7,906 |
| Other assets | | 26,042 |
| | | |
| *Total assets* | **$** | **298,888** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

**LIABILITIES:**

| | | |
|---|---|---|
| Commissions, salaries and payroll taxes payable | $ | 37,335 |
| Due to related party (Note 4) | | 20,400 |
| Accounts payable | | 15,939 |
| | | |
| *Total liabilities* | | 73,674 |

**COMMITMENTS AND CONTINGENCIES** (Notes 4 and 5)

**SHAREHOLDER'S EQUITY** (Note 2)

| | | |
|---|---|---|
| Common stock, $1.00 par value; 11,000 shares authorized; | | |
| 1,935 shares issued and outstanding | | 1,935 |
| Additional paid-in capital | | 244,565 |
| Deficit | | (21,286) |
| | | |
| *Total shareholder's equity* | | 225,214 |
| | | |
| *Total liabilities and shareholder's equity* | **$** | **298,888** |

The accompanying notes are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Business

Alliance Financial Group, Inc. (the "Company") is a Texas corporation incorporated on November 14, 1986. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The original name of the Company was EGV Securities, Inc. On May 13, 1991, the Company name was changed to Alliance Financial Group, Inc. The Company is a wholly owned subsidiary of Alliance Financial Holdings, LLC (the "Parent").

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

### Clearing Agreements

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

### Equipment and Leasehold Improvements

Equipment and leasehold improvements is stated at cost. The Company provides for depreciation on these assets on the straight-line basis over the estimated useful lives of three to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

### Revenue Recognition

The Company records commission revenue and related expenses on a trade date basis. In connection with the Company's accounts receivable, amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made. In connection with the Company's rent activities, expense advances received by the Company, along with any related expenses, are deferred and recognized when its commitments are completed.

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### *Basis of Accounting, Trading and Valuation of Securities*

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

ALLIANCE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
*(continued)*

NOTE 1 -    *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*
            *(continued)*

*Basis of Accounting, Trading and Valuation of Securities (concluded)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company does not hold any securities as of December 31, 2018.

*Income Taxes*

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

**NOTE 1 -     *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES***
*(concluded)*

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2 -     *NET CAPITAL REQUIREMENTS***

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $186,151 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .40 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

**NOTE 3 -     *INCOME TAXES***

The Company has a net operating loss carryforward of approximately $17,000 available to offset future taxable income which expires through 2028. The net operating loss carryforward may produce future income tax benefits of approximately $3,600, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance has been established for the entire amount.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has immaterial temporary differences.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2018 are as follows:

| | | |
|---|---|---:|
| Deferred tax liabilities: | $ | - |
| | | |
| Deferred tax assets: | | |
| Net operating loss carryforward | $ | 3,600 |
| Other | | 700 |
| Valuation allowance | | (4,300) |
| | $ | - |

The valuation allowance decreased $700 for the year ended December 31, 2018. The Company paid $2,134 in Texas Franchise taxes for the year ended December 31, 2018.

## NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office facilities from an unrelated third party. During the year ended December 31, 2018, rental payments were $123,834. At December 31, 2018, annual minimum lease requirements were as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2019 | $ 98,709 |
| 2020 | 16,494 |
| | $ 115,203 |

Services and office facilities are provided to an affiliated entity through common ownership and management. During the year ended December 31, 2018 expense reimbursements from the affiliated entity were $135,000. The expense reimbursements have been allocated and netted against expenses incurred.

The Parent has advanced the Company $20,400 as of December 31, 2018. The advance is non-interest bearing and is due on demand.

## NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2018, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

ALLIANCE FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

*(concluded)*

### NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONTINGENCIES *(concluded)*

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers and others, deposits with clearing brokers, other assets, commissions, salaries and payroll taxes payable, due to related party and accounts payable are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

### NOTE 6 - PROFIT SHARING PLAN

The Alliance Financial Group, Inc. Profit Sharing Plan (the "Plan"), a qualified plan, became effective in 2007 and is subject to the requirements and regulations of the Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code. Contributions to the Plan are made by and at the sole discretion of the Company.

### NOTE 7 - RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No. 2016-02: Leases (Topic 842) ("ASU 2016-02"). The amendments in this update require leasees, among other things, to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. In July 2018, the FASB issued ASU 2018-10: Codification Improvements to Topic 842, Leases, which provides narrow-scope improvements to the lease standard. ASU 2016-02 and ASU 2018-10 will be effective for the Company in fiscal year 2019, but early application is permitted. The Company is currently evaluating the impact of these updates on the financial statements.

### NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

10